NT 10-Q 1 nt10q.htm MOBILE PRESENCE TECHNOLOGIES, INC. 12B-25

     SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

oForm 10-K oForm 20-F oForm 11-K xForm 10-Q oForm N-SAR

For the Period Ended: March 31, 2009
oTransition Report on Form 10-K
oTransition Report on Form 10-Q
oTransition Report on Form 20-F
oTransition Report on Form N-SAR
oTransition Report on Form 11-K
For the Transition Period Ended:
Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

 PART I - COMPANY INFORMATION
Full Name of Company: Mobile Presence Technologies, Inc
Former Name, if Applicable:
Address of Principal Executive Office (Street and Number):
51 Belmont Ave.
Northampton, MA 01060
Former Address:

PART II - RULES 12b-25 (b) and (c)
If the subject report could not be filed without reasonable effort or expense and the Company seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
o(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
x(b) The subject annual report or semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
o(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable)

PART III - NARRATIVE
Due to the registrant’s limited staff and changes in the areas of the registrant’s business during the quarter ended June 30, 2008, the subject report could not be completed in a timely fashion.

PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification: Timothy Lightman: (917) 825-9093
(2) Have all or other periodic report required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company act of 1940 during the preceding 12 months or for such shorter period that the Company was required to file such report(s) been filed? If the answer is no, identify report(s).

xYesoNo

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?oYesxNo If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 18, 2009	Mobile Presence Technologies, Inc.
By: /s/ Timothy Lightman
Timothy Lightman, President